
August 29, 2023

Bin Zhai
Chief Executive Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

> **Re: CNFinance Holdings Ltd.**
> **Annual Report on Form 20-F**
> **Filed April 25, 2023**
> **File No. 001-38726**

Dear Bin Zhai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

1.   We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3. We note your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) use terms such as "us," "our" and "we," while (b)(4) refers to "our... or... our operating entity." It is unclear from the context of these disclosures whether terms such as "we" and "our" are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to CNFinance Holdings Limited. It also is unclear whether the term "our operating entity" is meant to encompass all of your consolidated foreign operating entities. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Contact Tyler Howes at 202-551-3370 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Bin Zhai
CNFinance Holdings Ltd.
August 29, 2023
Page 3

   You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance

cc: James C. Lin, Esq.